Exhibit 99.2

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

List of directors and their roles and functions

The members of the board of directors (the “Board”) of Ascentage Pharma Group International are set out below:

Executive Director

Dr. YANG Dajun (Chairman)

Non-executive Directors

Dr. WANG Shaomeng

Dr. LU Simon Dazhong

Independent Non-executive Directors

Mr. YE Changqing

Mr. REN Wei

Dr. David SIDRANSKY (Lead independent non-executive director)

Ms. Marina S. BOZILENKO

Dr. Debra YU

Marc E. LIPPMAN, MD

There are three Board committees. The composition of each of the Board committees is set out as follows:

Board Committee	Audit Committee	Remuneration Committee	Nomination Committee	Research and Development Committee
Director
Dr. YANG Dajun
Dr. WANG Shaomeng				M
Dr. LU Simon Dazhong	M
Mr. YE Changqing	C	M
Mr. REN Wei		C	M
Dr. David SIDRANSKY			C	M
Ms. Marina S. BOZILENKO	M
Dr. Debra YU		M	C
Marc E. LIPPMAN, MD			M	C

Notes:	C	Chairman of the relevant Board committees
	M	Member of the relevant Board committees

Suzhou, People’s Republic of China, December 30, 2025